Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED JULY 20, 2018

TO THE PROSPECTUS DATED MAY 1, 2018

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated May 1, 2018 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2018;
•	to disclose the calculation of our June 30, 2018 net asset value (“NAV”) per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

August 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2018 (and repurchases as of July 31, 2018) is as follows:

Transaction Price (per share)
Class S	$10.7620
Class T	$10.5802
Class D	$10.6315
Class I	$10.7446

The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2018 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2018 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2018 ($ and shares in thousands):

Components of NAV	June 30, 2018
Investments in real properties	$7,374,445
Investments in real estate related securities	1,650,393
Cash and cash equivalents	56,456
Restricted cash	179,588
Other assets	48,422
Debt obligations	(5,577,412)
Subscriptions received in advance	(137,896)
Other liabilities	(331,507)
Accrued performance participation allocation	(17,349)
Management fee payable	(3,371)
Accrued stockholder servicing fees (1)	(1,648)
Non-controlling interests in joint ventures	(49,664)
Net asset value	$3,190,457
Number of outstanding shares	297,018

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2018, the Company has accrued under GAAP $167.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$2,137,531	$157,200	$178,897	$716,829	$3,190,457
Number of outstanding shares	198,618	14,858	16,827	66,715	297,018
NAV Per Share as of June 30, 2018	$10.7620	$10.5802	$10.6315	$10.7446

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2018 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.6%
Industrial	7.3%	6.2%
Hospitality	9.7%	9.5%
Retail	7.7%	6.4%

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*  Multifamily includes manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hospitality	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.6%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.3%)	(0.8%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.7%	+1.9%	+2.4%
(weighted average)	0.25% increase	(2.7%)	(2.4%)	(1.8%)	(2.2%)

The following table provides a breakdown of the major components of our total NAV as of May 31, 2018 ($ and shares in thousands):

Components of NAV	May 31, 2018
Investments in real properties	$7,092,605
Investments in real estate related securities	1,295,521
Cash and cash equivalents	58,734
Restricted cash	213,910
Other assets	62,181
Debt obligations	(5,383,343)
Subscriptions received in advance	(176,651)
Other liabilities	(171,568)
Accrued performance participation allocation	(13,827)
Management fee payable	(3,090)
Accrued stockholder servicing fees (1)	(1,602)
Non-controlling interests in joint ventures	(55,095)
Net asset value	$2,917,775
Number of outstanding shares	272,294

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2018, the Company has accrued under GAAP $155.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$2,038,809	$140,100	$99,973	$638,893	$2,917,775
Number of outstanding shares	189,972	13,276	9,424	59,622	272,294
NAV Per Share as of May 31, 2018	$10.7321	$10.5525	$10.6087	$10.7158

Status of our Current Public Offering

As of the date hereof, we had issued and sold 318,832,662 shares of our common stock (consisting of 210,037,362 Class S shares, 16,090,594 Class T shares, 19,041,901 Class D shares, and 73,662,805 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.